Filed by Nanometrics Incorporated Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                       Subject Company: Nanometrics Incorporated
                                                  Commission File No.: 000-13470


This filing relates to the Agreement and Plan of Merger and Reorganization, dated as of January 21, 2005, by and among Nanometrics Incorporated, Major
League Merger  Corporation  (a wholly owned  subsidiary of  Nanometrics),  Minor
League Merger Corporation (also a wholly owned subsidiary of Nanometrics) and August Technology Corporation. The following is a transcript from a conference call relating to the transaction described above, a recording of which has been made available on Nanometrics Incorporated's and August Technology Corporation's website.


                               AUGUST TECHNOLOGY

                             Moderator: Jeff O'Dell
                                January 21, 2005
                                  1:00 p.m. CT


Operator:         Good day  everyone and welcome to this August  Technology  and
                  Nanometrics Announcement conference call. Today's call is being recorded.

                  At this time, for opening remarks, and introductions, I would like to turn the call over to Chief Executive Officer, Mr. Jeff O'Dell. Please go ahead, sir.

Jeff O'Dell:      Thank you. Hello  everyone.  Welcome to our  conference  call.
                  This is Jeff  O'Dell.  With me  today is Stan  Piekos,  August
                  Technology's Chief Financial Officer and John Heaton, the CEO of Nanometrics.

                  Just briefly here, I'm going to turn the call over to Stan before he passes it back, Stan Piekos.

Stan Piekos:      Thank you. Under the Safe Harbor  provisions of the Securities
                  Reform Act, both companies would like to be clear that we will be making forward-looking statements during this call. And our actual results may differ materially from those projected in those statements.

                  As you know, these statements may involved risk and uncertainties. Please refer to our press release of this morning and to our recently filed SEC documents. Please, also, look for additional information in the joint proxy statement prospectus regarding the proposed merger, when it becomes available within the next couple of weeks. Jeff.

Jeff O'Dell:      Thank you, Stan. As you've read in the press release,  perhaps this morning, August Technology and Nanometrics have announced an agreement to merge. And in this conference call, we'll talk
                  a   little   bit   about    that,    and   we'll   take   some
                  questions-and-answers afterwards.

                  The reason for our getting together is putting two well run companies together and joining forces, to better serve our customers. We are excited about the complimentary nature of products, and our technology, and look forward to using the combined strengths of the company, again, to better service our customers worldwide.

                  Twelve-and-a-half years ago, August Technology was founded on the principal of generating, inspiring admiration from our stakeholders in the company. We are now excited about carrying that forward with the partnership with Nanometrics, and bringing their good people, and their good technology in metrology together with August Technology leadership and inspection, and specifically macro inspection, which we've been doing in the front end and the back end of the semiconductor process now for nearly 13 years. Bringing those two together to serve our customers in the semiconductor and related industries.

                  This is consistent with the vision that we've shared with our stake holders, for many years now, where we believe that the semiconductor industry as it continues to consolidate, as it continues to mature has an increasing need for information about the complex process that they are trying to perform.

                  With inspection of metrology together, we believe we can better serve that need, now and in the distant future. And again, are excited about joining with one of what could be considered one of the leaders, world leaders in metrology, Nanometrics.

                  I'd like to turn the call over to John for a few comments, and Stan, if he has any further ones. And we will talk about some questions-and-answers.

John Heaton:      Great, thanks, Jeff. Thanks everyone for listening to our call today. I want to just briefly go over a little bit of the history of Nanometrics, a lot of the listeners today on the call are probably August shareholders and analysts and don't know too much about Nanometrics. So very quickly, Nanometrics is a 30 year old company founded by Vincent J. Coates who is currently the Chairman and will be - was considered to be the Chairman in the new company.

                  The company was founded on a very basic principal of (reflectometry). Basically, what we do is use light to reflect off the service of the wafer to measure the film thickness. Over a number of years we had other products that we developed, including CD metrology. And then, ultimately moving in to highly automated tools for (fabs) today.

                  I became President and CEO in around 1995 or 1996. Prior to being with Nanometrics, I was with National Semiconductor for 12 years working in the fabs. So you might say, that I brought a little bit of the insight in to what customers were looking for into Nanometrics. And since then, we've been trying to create a better product position for our company, and ultimately serving our customers in a more effective way.

                  So some of the motivations for why we got involved in this deal, I just wanted to kind of briefly touch on, and I think Jeff did quite well. We have been on a growth rate for the last year based on an organic product development cycle within the company.

                  One of the things that we've noted, especially in the past three years has been, as customers have moved towards 300 millimeter, there's been a growing awareness that there is going to be fewer customers in the future.

                  We felt that in order for Nanometrics to survive and prosper in to the future, that we needed to create a more significant infrastructure to support the shrinking customer base throughout the world. In other words, we have a number of companies that have international reach. And when you're a very small company, as Nanometrics is on a global scale, there's difficulties during the down cycles in actually being able to support products without sustaining substantial losses.

                  We viewed the market that August Technologies has developed here in the macro inspection area, as a new emerging market, that we found could be a significant growth factor for the combined companies. So Nanometrics bringing the front end experience with August's wonderful product development in to the front end, into a new company that would be able to have an infrastructure throughout the world, that could better serve the customers.

                  What we found, as we kind of just talked about this, we noticed and compared kind of how the companies lined up. And it's really striking how well positioned both companies are in different areas. So what we found is virtually no overlap in either product areas or territories. What that means is that we can create a new entity that is not based on reducing headcount in order to get efficiencies. It's really geared towards providing the customers with a broader portfolio of technologies, with no overlap, and a better infrastructure of service and sales people to support those.

                  So those are the primary reasons. And obviously, Nanometrics being a growth oriented type company, and you can see that over the past few years with integrated metrology being a forward-looking metrology trend, this is also, in our opinion, one of those areas within the wafer fab area that is going to be emerging and is becoming quite important. Everyone, I think, fully understands the value of a yield enhancement, and August in their efforts in the past two years has done a wonderful job of bringing that value to the customers, and removing the operator content and error.

                  So we see it as a very positive transaction. We see great synergies in the two companies. We see wonderful management depth on each side that will create a substantial new company that can better service customers and the shareholders in the long term.

                  So with that, I'll turn it back to Stan.

Stan Piekos:      Great, and let me just make a few comments. First, for the new listeners here, who haven't participated in August Technology calls before, I'm Stan Piekos, the Chief Financial Officer.
                  I've been with Jeff and the team for about a  year-and-a-half.
                  Previously, I had had semiconductor cap experience with the He0lix Technology, and then, I joined our customer Brooks
                  Automation and took them public in the mid `90s. So I'm delighted to be back in the sector. I'm delighted to be associated with August Technology and soon August Nanometrics.

                  Both companies are SEC registrants, obviously. We have filed third quarter, third calendar quarter, results in 10-Qs. I'm just going to reference a few numbers in those for a perspective for the rest of this meeting.

                  Both companies, independently, obviously, grew faster than most in the semiconductor cap equipment space in the nine months ending September. And that a record of out performance has been going for a couple of years.

                  In the case of Nanometrics, in the case of both companies, actually, most of the sales are occurring off shore. In the case of Nanometrics, their largest foreign operations are in Japan. And there, they compliment us nicely because that's one of our weaker areas. We still serve the Japanese market with a distributor network. And now that we're moving in to the front end, we see a need to enhance our marketing distribution, marketing channels in Japan.

                  August, on the hand and as Jeff indicated earlier, we started in final manufacturing of back end. We have a strong position in Taiwan, and elsewhere in the southeast. And we believe the Taiwanese position we have can help Nano as they expand nicely.

                  Turning quickly to the balance sheets, back at the end of the third quarter, both companies are strong, very good working capital position, including a case of August. We've got inventory, demonstration inventory that we've strategically placed in the front end, that we're now trying to convert to sales, and indeed, repeat sales, as we move in to a larger target market.

                  Looking at cash flow, operating cash, August used $8 million in the first nine months, principally in the inventory - principally in net inventory investment in the field that I mentioned. Nanometrics is breaking operating cash.

                  Both companies, on average, have about 35 percent of their assets in cash, so a strong position. Nano actually owns their real estate, some good financial resources to compliment the strength and the product technology teams, as both John and Jeff mentioned. We think this gives us strength to continue our track record of outperforming the rest of the industry.

                  Here we are, we've got - we filed the draft agreement or we filed the press release and a draft agreement last night. Now begins the process of regulatory approval, shareholder approval, a process we think will take about three months. Both companies have some reporting to do, yet, as independent companies. We're both closing the books audit statements for '04. So look forward in the second week and third week, respectively, of February for those announcements on the independent companies.

                  And as we move closer to the closing date in the transaction here, we'll be coming back to you with more information, then, about the August Nanometrics combined company.

                  I'll just close by saying, this is a process we began well over five months ago. This is one that August has made a couple of small acquisitions. And certainly, as we've moved in to the front end, we've seen the benefits to partner with the right people. So we'd be in this process over five months ago. And we've been working diligently on it and focusing companies that first started talking collaboration and then decided let's truly put this together totally so we can leverage all, all of the investments we made with the people, the financial investments we've made to better support our customers. We are excited about this. And at that point, I think we're prepared to turn it over to questions-and-answers.

Operator:         Thank you. The  question-and-answer  session will be conducted electronically. And if you would like to ask a question, please press star followed by the digit one at this time. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, star one to ask your question. And we'll pause for just a moment.

                  And our first question today we'll hear from Theodore O'Neill with Wells Fargo.

Theodore O'Neill: Thanks very much.  Stan,  can you give us an idea of what kind of savings you would expect by not running two separate public companies, and talking about Sarbanes-Oxley compliance and the audit fees and the rest of it?

                  And also after this transaction is completed, where will you be living?

Jeff O'Dell:      Right to the details.

Stan Piekos:      Theodore, yes, first and foremost, the primary drivers on this are on the market and the revenue synergies. And given where we are coming into the front end, we see some immediate opportunities, and think we'd all like to get going sooner rather than later to do that.

                  Given that there will be some - and both companies are looking at additional needs to support their independent growth plans right now. Yes, there will be some small savings. In our case, August Technology, we're well through the Sarbanes-Oxley process. Because of the filing requirement the Nanometrics haven't had to go through it, yet, so there's going to be some nice savings there because we've got our learning experience that we can share with them.

                  But  when  we  talk  further  about  this,  this  will be more
                  economics  driven  by  the  revenue   synergies,   the  market
                  synergies, than the costs savings, we've both got more to go.

                  In terms of where I'll be living, I'll be living where the action is. I plan to spend significant time in California where the metrology business is based, Milpitas, but Bloomington will be the center of our inspection activity. I'll be there, and probably spend half my time, quite frankly, in the field with investors and other stakeholders, and then, working with this team to help expand these business model.

Theodore O'Neill: OK. So you're going to have - the  operations  aren't going to get combined in Milpitas?

Stan Piekos:      No.

Theodore O'Neill: OK. And, but there must be, at lease $1 million in savings not having to be - have two public companies.

Stan Piekos:      Yes. That order of magnitude,  again I want to repeat that the
                  Nanometrics will have to go through Sarbanes-Oxley this year, it should be an easier process for them with the experience that we have.

Theodore O'Neill: Fine. Thank you.

Operator:         And next we'll move on to Stuart Muter with RBC Capital.

Stuart Muter:     Thank you. Just a brief  question for first for Jeff, and then for John. Could you guys just talk a little bit about where you see the synergy opportunities in terms of products, going forward?

Jeff O'Dell:      Sure, this is Jeff. Stuart, there's, you know, we - I think we all realized that inspection and metrology are cousins sort of sister capabilities, if you will. And August has done a little
                  bit  of  work  in  metrology   specifically  around  the  bump
                  inspection side. And I think we realized that we all know that Nanometrics is taking a look at some inspection on the macro end for good reasons because our customers, independently were leading us in those directions. So just from a pure customer standpoint, the product lines right out of the box, because they are different in terms of special metrology have, I think, that appeal from a single supplier.

                  But, you know, that being said that's a pretty high level comment. DMS Vision is an example where, as you know, we made an acquisition earlier last - or middle of last year, that was intended, and it is intended, and will continue to be, to be a data management solution. So as the speed of our tools and the amount of data that's being collected and generated from both types of equipment here inspection metrology goes up, it becomes more overwhelming. And we do see opportunity very shortly to use our DMS software acquisition that's been moving forward under development, to tie data together, so that more sense could be made out of some of the disparate information that's being brought out by both tools.

                  You know, those are just some high level comments. I'm going to turn it over to John, I think he might have some ideas.

John Heaton:      Stuart, this is John, nice to speak with you.

Stuart Muter:     And congratulations.

John Heaton:      Thank you very much. We're very excited about it. So I'll give you a little bit of a different tilt on what I see the synergies being.

                  As you probably know, Stuart, Nanometrics has been focusing in the last, especially in the last year or so in the critical dimension area. And in - more recently in the mask area so we've been really, primarily focusing our attention on the area in the fab where they're having the most difficulties.

                  Shrinking (these geometries) is a big deal these days. And having more intensive focus in the (lithobay) is high value added from our customer standpoint. The wonderful thing about August penetration primarily has started in the (litho) area, where they're adding tremendous amounts of value for both backside and for edge.

                  So when these very expensive wafers are going in the scanners, you know, we see the synergy of being able to accommodate CD measurement, film thickness measurement, backside, edge, and then topside macro, all critical to the (litho) process. So right off, we see a focus in the (litho) area that's high value add.

                  The second part is that these customers in these three 300 millimeter fabs are running 24/7. The obviously synergy to our people is that it's very difficult for Nanometrics on its own or August on its own to be able to provide that customer with that 24/7 service and application support, especially when you're brining out new products to bear, there's lots of lessons learned in small companies in our industry with companies that have great product, they bring it out, they take it out to a few customers, and they burn through all of their cash.

                  August has done a wonderful job of seeding the market. We would like to take that further by providing a better, stronger, infrastructure to support those customers to make those demos successful. So our focus is getting this equipment in to those days. Successfully supporting them and then converting those into revenue for the combined company.

Stuart Muter:     Can I - just a quick  follow  up.  Is it safe to say  that the geographically  the big  opportunity for Nanometrics is Taiwan and  leveraging  the position  August has there.  And then, in
                  terms  of  the   opportunity  for  the  August  product  line,
                  leveraging Nanometrics strong position in Japan?

John Heaton:      Yes,  it's probably  both. I mean as we've said,  you know, we have a very large organization in Japan that is hungry for products. Most of the expansion in the past year or so for our business has, stay in character, has been in Japan. It's a very successful story for us. We have, you know, wonderful people and customers there that believe in us. We would like to capture more of their spending. And we believe that a good reputation and the server and local support translates in to, you know, a successfully business. So we really want to help propel August business in that territory.

                  The same thing, obviously is true in Taiwan. We've had struggles in Taiwan over the past couple of years because of the product cycle introduction. This maybe can change the metrics a little bit. Now we hear constantly from customers they want to reduce the number of suppliers, and they want to increase the support. This works to that advantage for this combined company.

                  And I think, also, Stuart, I also mention that, you know, we've had some difficulties in Europe over the last couple of years. They really haven't made a lot of penetration in Europe. They've done a wonderful job in Europe. So I think, again, we go back to the story being, Mr. Customer we now have multiple sets of metrology and inspection for you. And we have people here that can support here. Now we can be considered as more, you know, serious solution for them.

Stuart Muter:     OK.  Thanks.  And congratulations.

Jeff O'Dell:      Thanks.

Stan Piekos:      Thanks, Stuart.

Operator:         And as a reminder, please press star followed by the digit one to ask your question. Next, we'll move on to Rob Stern with Needham and Company.

Rob Stern:        Yes, good  afternoon.  Could you talk about  specifically,  in this case, how you see the advantage of being larger as effecting your combined business possibilities? Were you having potential customers, either one of you saying that if you were bigger, you would be a more attractive supplier?

John Heaton:      I'll answer  that  first,  and then I'll let Jeff answer it as well. Yes, the answer is absolutely. And again, I go back to our situation in Europe. Nanometrics has, being a small company had to focus on areas where we knew we could revenue.
                  And we've had to resolve in our minds that we couldn't be all things to all people. There's a certain critical mass that you have to be, in order to be considered a serious player in the business.

                  The second part is that as you well know recently there's the consortium of a number of companies that, you know, revolves around 65 and 45 nanometer. Those consortiums like IBM, Toshiba, Sony. If you don't have worldwide capability to supply not only the mother company or the technology developer, but if you don't have the reach to be able to address their partners, you cannot be considered as a possible candidate for orders with them.

                  So it's just, you know, simply the math. You need to have a more significant organization. They cannot risk a $3 billion investment on a little company that may have execution problems.

                  Now I'll turn it over to Jeff.

Jeff O'Dell:      Yes,  I don't  know if I can add a whole lot to that.  I would echo everything that John said. And just emphasize that we see
                  everything   that  John  said  becoming  more  critical  going
                  forward. So your comment or question Rob was a little bit about, you know, have we seen that, a little bit of past tense. And I would add yes, as well. Probably not to the extent that perhaps because what we offer is often unique and hard to find elsewhere, it's sort of the history of our company.

                  But going forward, I would just emphasize that we both had envisioned this becoming a tougher situation. And we think we've mitigated that substantially now.

Rob Stern:        Thank you.

Operator:         And next  we'll  move on to  Patrice  Kanada  with  Guard Hill
                  Capital.

Patrice Kanada:   Hi,  I  just  wanted  to  confirm  which  specific   antitrust
                  regulatory  approvals  will be  required  in addition to (Hart
                  Scott Radino) or is HSR the only one. And I'd also like to confirm whether or not there's a walk away or caller provision on the stock ratio?

Stan Piekos:      Patrice, I'll comment on the first one, at this point in time, we're just doing all of the regulatory findings right now. It appears is HSR is all we'll be wrestling with. In terms of the specifics on the draft agreement or the agreement, that will all be apparent when the filing happens here, the initial shareholder joint proxy in the next two to four weeks.

Patrice Kanada:   Thank you.

Operator:         And there are no further questions at this time. I'm sorry, we do have one.  Just one moment.  And next,  we'll hear from Ken
                  Fleming with Clipper Capital.

Ken Fleming:      Hi. I was just  curious  how you  determine  the ratio for the acquisition that the market was valuing the two companies at the same level yesterday? And it looks like you determined that August was worth 10 percent less as a combined company.

Stan Piekos:      Ken, let me comment briefly by just saying this was not a spot decision on yesterday's  relationship  between the stocks. The whole  sector  here has been  volatile.  Besides,  I mentioned earlier,  this has been a process that has gone back some five months  now.  So we look at this as a merger of equals and the
                  transaction   was  structured   that  way.  And  we  finalized
                  agreements, and where the stocks ended up at the end of the day had little relevance, no relevance, quite frankly in what we're putting together here for the future.

                  So in terms of the specifics on the financial considerations of both companies, we're well advised. And those opinions and the metrics considered, and putting all of that together will be apparent, again, with the proxy filings and the opinion in those proxy filings in the next couple of weeks.

Ken Fleming:      Why do the deal now, when August is trading,  you know,  close to all time lows?

Stan Piekos:      We do a deal now because  the drivers are in the  marketplace.
                  Now is the time to get together and put the critical force together to take advantage of the revenue synergies and market synergies that we spoke to.

Ken Fleming:      OK.  Thank you.

Operator:         Next, we'll move on to Norman Schild with - private investor.

Norman Schild:    Yes, I'm an individual  shareholder of August,  and part of my question was just answered just now. But on the same line, when the stock price is down so far, and usually if there's any kind of merger or acquisition or whatever, there's usually some sort of premium built in to the price here. And quite honestly, I mean I'm taking a huge loss today just based on that. I mean there's got to be something extra that's going on here to warrant these two companies getting together, and at a price that's below where it was yesterday.

Stan Piekos:      Yes, I really  can't add any  further to my comment  that this is, again, something that has been in the process for some months, and it was not in light of yesterday's close or where the stocks may go. And we do believe that putting these together, what we see as a possibility they're going to enhance shareholder value for the combined set in both sets of current customer - shareholders coming forward will be better served.

Norman Schild:    OK.

Operator:         And there are no further questions at this time.

Jeff O'Dell:      OK.  Well thank you very  much.  This is Jeff  O'Dell.  And we appreciate your questions and participation. And hopefully, as you can tell from the conference call, I and others are excited to move forward and make this a very good merger for all of our stakeholders. Thank you very much.

Operator:         And that will conclude today's  conference call. Thank you for your participation.



Cautionary Statement for the Purpose of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

The transcript contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this transcript include statements about future financial and operating results and the proposed Nanometrics/August Technology merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required shareholder or governmental approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Nanometrics or August Technology expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Nanometrics and August Technology businesses will not be integrated successfully; costs related to the proposed merger; failure of the Nanometrics or August Technology shareholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Nanometrics' and August Technology's businesses generally, including those set forth in Nanometrics' and August Technology's filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. All forward-looking statements included in this transcript are based on information available to Nanometrics and August Technology on the date hereof. Nanometrics and August Technology undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this transcript to reflect events or circumstances after the date of this transcript or to update reasons why actual results could differ from those anticipated in such forward-looking statements.

Additional Information and Where to Find It

Nanometrics Incorporated, August Technology Corporation and Minor League Merger Corporation (which will be renamed by Nanometrics Incorporated and August Technology Corporation in connection with the proposed merger) intend to file a joint proxy statement/prospectus in connection with the merger transaction involving Nanometrics Incorporated, Major League Merger Corporation (a subsidiary of Nanometrics formed in connection with the proposed merger), Minor League Merger Corporation and August Technology Corporation. Investors and
security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Nanometrics Incorporated and August Technology Corporation and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Nanometrics Incorporated and August Technology Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec/gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics Incorporated or August Technology Corporation investor relations at investors@nanometrics.com and invest@augusttech.com, respectively.

August Technology Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of August Technology Corporation and Nanometrics Incorporated with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in August Technology Corporation's Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 11, 2004. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from August Technology Corporation investor relations at invest@augusttech.com.

Nanometrics Incorporated and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of August Technology Corporation and Nanometrics Incorporated with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Nanometrics Incorporated's Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 23, 2004. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Nanometrics Incorporated investor relations at investors@nanometrics.com.


                                       END